UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 2, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 1 October 2020 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 5 October 2020 entitled ‘UPDATE ON THE MERGER OF BHARTI INFRATEL AND INDUS TOWERS’.

RNS Number : 6838A

Vodafone Group Plc

01 October 2020

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 September 2020:

Vodafone’s issued share capital consists of 28,816,830,508 ordinary shares of US$0.20 20/21 of which 1,984,938,196 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,831,892,312. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 0258B

Vodafone Group Plc

05 October 2020

5 October 2020

UPDATE ON THE MERGER OF BHARTI INFRATEL AND INDUS TOWERS

Vodafone Group Plc (“Vodafone”) announced on 1 September 2020 that it had agreed to proceed with the merger of Indus Towers Limited ("Indus Towers") and Bharti Infratel Limited ("Bharti Infratel", together the “Combined Company”).

The agreement to proceed was conditional on consent for a security package for the benefit of the Combined Company (the “Security Package”) from Vodafone’s existing lenders (for the €1.3 billion loan utilised to fund Vodafone’s contribution to the Vodafone Idea Ltd rights issue in 2019). This consent has now been received. The parties will now approach the National Company Law Tribunal to make the merger scheme effective. The parties are working to complete the transaction expeditiously.

– ends –

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading technology communications company keeping society connected and building a digital future for everyone.

Vodafone is focused on two scaled and differentiated regional platforms in Europe and Africa. We operate mobile and fixed networks in 22 countries and partner with mobile networks in 48 more. As at 30 June 2020 we had over 300m mobile customers, more than 27m fixed broadband customers and over 22m TV customers.

We connect for a better future. We are optimistic about how technology and connectivity can enhance the future and improve people’s lives. Through our business, we aim to build a digital society that enhances socio-economic progress, embraces everyone and does not come at the cost of our planet. That is why we have committed to improve one billion lives and halve our environmental impact by 2025.

For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 2, 2020	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary